Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Jordan Mendoza: Hello, everyone, and welcome to the Blaze Your Own Trail Podcast. My name is Jordan Mendoza, I’m your host, and I’ve got a very special guest today. His name is Tony DiMatteo. I’m going to give him just a second to tell you who he is and what he does today.

Tony DiMatteo: Hey, everyone, I’m Tony DiMatteo. I am the co-founder and CEO of Lottery.com. We do a lot of things, not just in lottery but in the charitable sweepstakes space. We’re entering into sports betting and our goal is to be everywhere and be the biggest thing on the planet, I’ll say.

Jordan: Love it, love it. Very ambitious, and we will get into all the things that you’re up to. I know you’ve got some exciting things happening. We’re going to get into that later in the show, but my favorite part of the show, man, is really taking a rewind. I know you’re in Austin now, but I want to give the audience context. Where did you grow up? Where were you born and raised? When you think about those formative years, elementary, middle to high school, what kind of kid was Tony?

Tony: Well, [laughs] that’s a great question. I’ll say I was born and raised in the Denver area in Colorado, and my dad, he was the son of a farmer, so he grew up on a farm that was obviously a somewhat difficult life. My mom, she also grew up in Denver and she didn’t know her father and her mother had some substance abuse issues, so she spent a lot of time in foster care. If I’m rewinding too far, let me know, but this is my parent’s life, but--

Jordan: Hey, that’s where you came from, brother, so they’re part of your origin story. Definitely interested to hear about them.

Tony: Yes. They definitely formed myself of just my personality and who I am. They met, I think my mom was 14, my dad was 16, and they both had very difficult lives. They eventually- as soon as my mom was 18, they got married and they started the family and they’re just very down-to-earth, working-class folks who just were trying to do the best they could. They didn’t come from any type of privilege or anything, they just wanted to succeed. They worked really hard.

I also have two older sisters, I’m the youngest of three. Eventually, because of their hard work, as we were able to move out of our, I’ll say, economically depressed neighborhood to like a suburb of Denver called Littleton, if you know Littleton, that’s Columbine, and I went to Columbine in my freshman year and that’s the whole thing there. My parents really had the drive to succeed and just try to take opportunities. I learned a lot very early on about what entrepreneurship is. At one time they were thinking like, “Well, we’ll move to Georgia, and we’ll buy an orchard somehow.” They didn’t really know how to do that. We’ll do that or they also had a vending machine route that they tried to do, all while also working other nine to five jobs. It was just all about how do we better the family going forward and how do we make something of ourselves?

That’s how I grew up. My mom, when I was 14, she was diagnosed with MS, a very serious disease, and being in Denver is where we were Mile High. It turns out being at that elevation is very hard on MS patients, so when I was about 14, or I guess maybe 15, we moved to the Bay Area, so Northern California just to be at sea level, which was a huge benefit to my mom.

I went through that whole process. Eventually, I barely graduated high school when I was 18, and I really mean barely. About two weeks before graduation, I remember this very clearly, in senior year, my history teacher, Mr. Mantooth, he took a break from teaching history. He said, “I’m going to tell you all what’s your future going to be like,” just to educate us about what does the real world look like, just a bunch of 18-year-olds or 17-year-olds. He said, “Look, you’re either going to go to college or you’re going to get into the workforce right now.’’ What does that mean? Either path you choose, you’re going to get a job at some point, you’re going to get these cost of living increases. You have to get a 401(4), sort of general advice.

I took that a very different way. I thought- the way that I interpreted everything that he was saying was that, look, here’s the world, which is that you’re going to work 50 hours a week for 50 weeks a year for about 50 years. You get maybe two weeks off through this whole thing, and you have to squirrel away money the most that you possibly can. Then at the end of the line, when you’re an old person, when you’re 65, 70, who knows actually when retirement age is going to be, then you get to actually enjoy your life. That all seemed crazy to me. I really felt like I don’t want to have anything to do with that.

If you think about the current system that we have, your goal is to squirrel away money, and then you retire, you move to Florida or someplace that you can afford, you downsize. Your goal really is that if you die before you run out of money, you are a success because now you have something to give away to your children or to charity or whatever. If you look at the statistics, it’s about 50/50. About half the people in the US are successes, which means that they died before they run out of money. The other half, they run out of money, and then they’re still alive. If you’re in that position, now you are dependent on either your family, your children, hopefully, or a church or the government.

When I looked at that future, when I was 18 years old, I was like, “I don’t want to have anything to do with that, that seems like a terrible idea.” The thing that I had on my side was time. I was young, I didn’t know anything. I had no resources, no anybody to help me learn along the way, but I thought, “What if I just become a home run hitter? Every time that I get an opportunity, I just swing for the fences and I try to do the absolute best I can possibly do and just hit it out of the park.”

I became okay with the idea, I was like, “I’m going to strike out a lot of times. I’m going to fail and fail and fail and fail, but eventually, if you fail enough and you learn from every time you fail, eventually you have to hit a home run.” My goal was just to ignore the normal path that folks take and just try to hit a homerun run. It’s taken a long time. I have failed many more times than I’ve ever succeeded, but all of those failures are why I’m successful now. It’s because I just took the risk. It’s wild.

To backtrack a little bit, we did have a system for about 50 years or so where you could just go into the workforce, get a job, have a pension, work 40 years for the exact same company, and that would lead to economic prosperity, which would be good for your children and your family. That doesn’t exist anymore. It actually hasn’t existed for about 40 years, I’d say. It worked for a very short amount of time, but that’s not the reality. I think most people still believe that it’s that same reality. That’s the thing that frustrates me, is that I don’t think we really understand where we are. If you think about college debt and all of these things, what you all rely on going to college right now, today, it’s not great, if you look at all the numbers. Anyways, I’m rambling, Jordan, I’ll stop there for a second.

Jordan: No, that’s okay. What a lesson to learn at 18. Other kids in your class are 17 years old and you have somebody, again, there’s plenty of people that probably blew it off and was like, “I can’t wait for the summer.” You know what I’m saying? For whatever reason, you took it to heart and said, “I’m going to do everything in my power to not have to go down that path.” You essentially said, “That’s going that way, I’m going the opposite direction and I’m going to do it come hell or high water, doesn’t matter how many times I fail.”

That’s a matter of attitude, but I think, if I’m catching on correctly in learning about your parents, you saw them do this. Even though they still had their jobs, they were figuring out, “How do we add more value to our family? How do we provide more for them?” That hard work, I think, and you can correct me if I’m wrong, but it seems like it helped pave the way for you so that when you did get that epiphany, you said, “Let me blaze my own trail here. Let me go this other direction.”

Tony: No, you’re right. I won’t say that my parents were ever wildly successful as entrepreneurs. What I learned is that this is the way forward. You have to own some part of what you’re doing. A nine to five where all you do is get a paycheck every two weeks and maybe sometime in the future, you actually have some type of- it’s not even really an exit. It’s like, “Okay, I’m just going to squirrel away all this money.” That doesn’t work. It just doesn’t. I learned from them about risk-taking, which is a little bit ironic is that both of my parents are very risk-averse, but they still made the moves that they thought they could make. I would say I’m 10 times more okay with risk than my folks were.

I learned that lesson is that you have to have ownership of whatever you’re doing, whatever that you’re working on. That led me to- it’s interesting, from entrepreneurs, there’s never been a better time to be an entrepreneur. It’s so much easier. Think 30 years ago, how hard it was to be an entrepreneur. You have to quit your day job. The internet does not exist. You have to quit your day job. You have to go all-in on something else that maybe works. That’s a big risk and now you can sort of sign up on eBay or create an account, I will buy a widget for $1 from somebody and I’ll sell it for $3 over here. You can do that in your spare time, dedicate an hour a week, two hours a week.

If you start now, you can build something. I think a lot of people- they overestimate what they can do in one year and then they underestimate what they can do in 3 or 5 years. It’s all about just doing it. Just go, just start, and just learn about all of what that means, whether that’s affiliate marketing or learning about profit-loss and inventory, and whatever that means is like, you just need to start. That’s it. I really do believe everybody should be an entrepreneur in some way. That’s the future.

Jordan: When we talk about entrepreneurship, full-time, I’ve been full-time since January of this year, I left my 15-year corporate career, the best decision I ever made. When I think back to my childhood, I was prepared from an early age- we grew up super poor, food stamps. If I wanted candy, I had to go knock on doors and collect cans to get the deposit to go buy candy. That helped me later when I went to sell newspaper subscriptions and when I started getting into baseball cards and into sneakers. I had that itch, knowing that I could turn something into more from an early age.

When I was ready, but again, it took me until I didn’t leave until I was 39 years old. The journey started at a young age. A lot of that journey gets discounted today because people didn’t see me knocking on 100 doors at 14 and 100 people tell me no. What does that build up? That builds up tough skin, similar to your situation. You’ve done a lot of different ventures, and that’s really where I want to start with this next part of the show is what did you do next? You get this information and you say, “I’m not taking this path.” You’re 18 years old. You’re living in the Bay Area. Did you stay there? Did you end up going somewhere else? Did your family end up moving? How did you get to Austin?

Tony: Sure. Okay. That’s a long story. After that, I realized college is not for me. I literally barely graduated high school. I’m just a bad student in any type of structure. The way that my brain is wired is that I’m a problem-solver. If you give me a problem, my brain can fix it. That’s just how that I’m wired. I got into IT and tech, so I was really just an IT guy for a long time. I got so sick.

Jordan: I need to stop you there because there’s never just an IT guy. Everybody needs the IT, You know what I’m saying? They’re an integral part of every business. Give yourself some kudos because everybody needed you, right?

Tony: [chuckles] No. I really appreciate that, and I’ll say uniquely being an IT guy led me to so many relationships that I would not have had because I was an employee as an outsourced IT company. What I got to do is go fix everybody’s stuff, whatever that meant, either servers or networks or computers. I would be able to sit down at the CEO’s desk of whatever our client was and we would just go back and forth and just talk about what’s happening, what’s going on, and that helped me build my network. There’s this whole thing of it’s not what you know, it’s who you know. That’s true to an extent, but here’s the good news. You can get to know anybody. You can work your way towards these relationships in a lot of diverse paths to meet people and your goal should be that I deliver value to somebody. If you just imagine me, just an IT guy, that’s all I did. I would fix stuff fast, that’s it. It’s a tremendous value for people. It also taught me it’s not good enough to just fix technical problems. Your actual job is to make people happy. It’s not good enough to just make sure that this guy can print or this a woman can do whatever she’s doing and print out her stuff, really your job is to make people happy.

If you make people happy, some amazing things happen, which is that they will refer you to other people, that increases your business. They believe in you and they want you to succeed. Just spreading that message is incredibly valuable. I think you can do that in any job that you’re in right now. I feel like we all and, by the way, it’s important for us to all work as employees for sure because especially when you’re young, you have to understand how does this all work and what’s going on and how do you understand these social dynamics, but you should always be thinking about what’s the next step. It might not be with the company you’re with. It might be making your own company or a better competitor or just advancing yourself. I don’t know if that makes sense. I don’t think I answered your question, but--

Jordan: No. That definitely makes sense. I can relate a lot to it because I can remember for probably 6 or 7 years in my last position, I never thought I was going to leave. [chuckles] I thought that this was the organization. I loved my role. I was in training and development and teaching and coaching people, but when people started making these little deposits, they would say, “Hey, man, you really impacted me. I see a change not only at work but at home,” little deposits start to happen. People-- I’m sure it was the same for you. You’re working closely with these CEOs, and the conversation switches gears from a conversation and not about technical stuff, right? You start to realize the true value that you have.

Tony: You’re completely right. My entire adult life has been- I work IT because that pays the bills and it’s a really great career path. Then whenever I had an idea, I would bail on that and go all-in on towards some type of startup. Sometimes they worked, sometimes they failed. Whenever they failed, I would go back towards IT.

The biggest benefit that I got was having these conversations with either CEOs or VCs that would understand what I’m doing and what I’m really about. Eventually, at one point then I left the IT company that I was working for and I started my own, and I really focused on VCs. Actually, the way that I left it is that one of the VCs said, “Look, Tony, I would love for you to be my guy. I don’t want anybody else coming here. Why don’t you just quit this job and start your own thing? I’ll pay you way over what the market was going to be, and I have somebody three, four floors above me who will do the same thing.” That was my exit from that world- [crosstalk]

Jordan: An offer you couldn’t refuse, brother. You had your first few clients. That’s awesome.

Tony: Exactly. “Here, start a company and I’ll give you two clients, which are way overpaying of what they probably could do.” That made all the sense to me and allowed me to do whatever I wanted to do. It gave me freedom. Again, I’m a terrible employee. I don’t think I could be-- I’m not employable. I’m your worst employee. I’m not going to pay attention to TPS reports and file all these things. I’m just not wired that way. For me to be the person who just figures all that out, I’m in a much better position. Then that led to me to meet my co-founder and being able to self incubate all of the ideas that we wanted to build.

Lottery was not our first idea. It was probably our fifth idea. My co-founder Matt is brilliant. At the time when we met about 8 years ago, he was running a tech company. I was running a different one. The idea was we’re just going to build things that should exist or that are inevitable to exist. Things that have to happen. If we can be the guys that build that, there’s a huge opportunity there. That’s basically what we did. We got some patents around other tech that has nothing to do with Lottery along that journey, and then once that happened, Lottery just became our entire focus. I sold my company. He left his company and we’ve been just dedicated on that going forward, which is a whole another story, I guess.

Jordan: That’s awesome. Did you meet him in Austin, or did you move there after, how did you end up getting to Texas?

Tony: No. I had been in San Francisco for probably 15 years-ish and I spent a year in Miami in between, but it was really around the Bay Area. We started the company, we met with Jason Calacanis, a great angel investor in 500 startups. We pitched everything to them. The thing that they actually liked was Lottery. That was actually the thing that was most interesting. We raised some money there, and honestly, I wanted to move to Austin immediately, this was probably five or six years ago. Matt, my co-founder didn’t want to move to Austin. He loved San Francisco, but ultimately, we’re about a six-year-old company, just over.

We moved in, I think, in February of 2018 to Austin. We moved everybody here, which has been amazing. When I think about Austin, I think about Austin feels like San Francisco did about 10 or 15 years ago. This is the future, it’s the right vibe, it’s the right culture, it is the new epicenter of what’s going to happen in the next 10 or 15 years.

Jordan: Thank you for sharing that context. When you think about the Bay Area, that’s a place you really were raised out there, what sticks out to you? What sticks out to you the most from a maybe a landmark perspective?

Tony: [chuckles] Well, look, I love the Bay Area, I love San Francisco, and that’s why I’m upset by everything that’s happened. Only to say that San Francisco is gorgeous, it’s beautiful. You have beautiful people, you have a great vibe, but it has gone downhill every year that I’ve seen it in the last probably 10 years. That’s very frustrating to me because I do love that place and I love the people there and it doesn’t make sense to me. That’s why I think you’re seeing that everybody is leaving. They’re either going to Vegas, Miami, or Austin. It’s interesting in Austin because of all of this, you have a new VC community that wasn’t there 5 or 10 years ago.

Things change, but I really do believe that if you are an entrepreneur now, you probably should look at us. Come out here, meet the community, get to understand that. As much as I love San Francisco and the entire Bay Area, I just feel like that is the past and that the future is probably in Austin, or maybe somewhere else, but unless the Bay Area has a huge change of direction which incentivizes entrepreneurship, which they used to do a lot, it is a very difficult place to build a company and to build whatever life that you want to build. It’s rough. It used to be the land of opportunity, I don’t feel like it’s that same thing as it was.

Jordan: Well, you were there to see it and you’ve been in Austin to see the changes as well, so I think you’ve got a pretty good perspective. Bay Bridge or Golden Gate Bridge?

Tony: I was a Golden Gate guy for a long time. Honestly, I’ve lived all over the Bay, from Santa Rosa to Marin, to San Bruno, to Pittsburgh and the East Bay. I’ve been all over the place.

Jordan: This may be a very random question, you probably never got this on an interview, but why are there so many Volkswagen Beetles in Santa Rosa and Petaluma and that part of California? It’s like the epicenter. Anytime I’ve been there, I just see Volkswagen Beetles everywhere.

Tony: I have no idea, but you’re right. They are everywhere, and they’ve been there for the last 20 years. They are literally everywhere. There’s a pretty cool car culture in the Santa Rosa-Petaluma area, and I don’t know why Beetles are a big part of that, but it’s a cool place.

Jordan: I just noticed them all over the place. I was like, “Wow, this is cool.” Let’s talk Austin. Had you been out to Austin for maybe like a South by Southwest prior to moving there, and got to really experience the vibe and the creative culture there? Is that something that made you want to make that shift and bring everyone there?

Tony: Yes, we came out for Southby I think real early in the history of the company and I liked it, but also I realized like you can’t judge a city based off of South by, like a joint event. I came back a few times over the years, and when we thought about-- We came to a decision like San Francisco is probably not right for us for a lot of different reasons, so we thought, where could we go? We narrowed those down to Vegas, because we’re a gaming company, or even Miami or New Hampshire, all good tax-effective places that we could move our headquarters to, or it was really Austin.

We chose Austin because it has all the benefits that you’re looking for from a corporate perspective, but also you’re looking for the vibe. Where do you want to build your team and who do you want on your team? I saw that years ago, I was like, if we go here, we will attract incredible talent, and we will have all the advantages that we want to have as a business without having to pay half a million a year to a senior developer, which is what the Bay Area is and that’s totally fine, but there’s incredible talent everywhere, so you don’t have to hamstring yourself to a specific location anymore.

Jordan: That’s great. What are your thoughts on the Austin food scene? I went to a very interesting little spot. It was off 6th Street, it’s called Frank. It’s got these hot dogs, and they’re all-- You have the Notorious PIG and all these different cool styles of hot dogs. Did you have a favorite local food spot that you frequent?

Tony: Oh my gosh, I don’t know that I have a favorite, I just go everywhere. My wife is actually very good about finding new foods, but Austin is that point where- open up the map, throw a dart at it, you’re going to find amazing food. It’s just great, you can’t go wrong. It’s really hard to have bad food in Austin, so it’s like just get out here. Just check it out. It’s amazing.

Jordan: For somebody that’s never been to Austin, have you personally experienced the bats under the bridge, and is that something that you’d recommend people if they visit that they actually go and check out for themselves?

Tony: Yes, I have actually. I’ve gotten into a little boat on the river and see the bats fly over. It’s cool. It’s fun. The bats might poop on you, you just have to be ready for that, but that’s just what it is. It’s cool. Honestly, it’s not much that’s not cool about Austin. If you come here, you’re just going to be like, “I like this place. This is a cool place.” If you are traveling, sometimes you land in a place and you just have this vibe, you’re like, “I don’t love this place. There’s something going on here, it’s not the same.” Austin is very welcoming. It doesn’t care-- The people don’t care what your views are or how you see the world or what you want to do. It’s very accepting of just like, “Look, everybody’s cool, come here, and let’s have a good time.” It’s a- [crosstalk]

Jordan: That’s a very good way to put it. It’s very laid back, people are just super chill in Austin. It makes sense that a guy like Matthew McConaughey is over at the football games. He just fits into that environment.

Tony: Absolutely.

Jordan: You mentioned a lot on your journey about failing a lot. This Lottery.com thing wasn’t the first thing there, so when was it that this really clicked and people started wanting to know more, or even becoming partners or investors in this whole thought process? Can you share with the audience the context on when they make it to this website, or they get to the app, what’s this user experience like? Because that’s super important, especially from a gamification standpoint. You got to keep people engaged when they’re using the app. I would love for you to share some light on that.

Tony: Sure. Again, actually, if you rewind all the way back to 2015, my co-founder Matt, he met Jason Calacanis, who’s a really impressive angel in San Francisco. We at the time had about six projects that we had been self-regulating. One was called [unintelligible 00:29:55], which was like a photo-sharing app that I thought was great. We thought that was actually our best idea and that was going to be amazing, and Jason puts on the launch festival, I think, for Mason. Matt sat down with him and he pitched him everything that we had.

Jason didn’t like [unintelligible 00:30:14] he didn’t like WiFi, he didn’t like all the things that we had. The very last thing on the list was AutoLotto, that’s where we started. Jason said, “Great, you’re on stage in two weeks. Get ready.” It’s a launch festival, and if you think about it, everybody else who was already accepted into the launch festival had been accepted about six months ago.

Jordan: They were ready. They had time to prepare.

Tony: They were ready.

Jordan: They had two weeks.

Tony: Yes, we had two weeks, right? A couple of days later, we go pitch prep with Jason. Matt and I were in the back of the room and everybody is getting out to do their pitches and they had these amazing keynotes and PowerPoints with animations and all the stuff. Literally, we’re in the back making our deck as fast as we possibly can on the laptop to just explain something.

We did that, we had okay scores, it was not crazy, and then we did another week of that. Then we decided I should actually go and present at the launch festival. We did that, and all of sudden, we had a tremendous amount of interest from 500 startups and all these private angels, we raised about $700,000 in maybe two weeks or something. It was also a great lesson of storytelling which I do think is the most important skill that you can have and develop is how do you tell people a story because that’s how we’re wired is to understand stories.

We put together a really good story I think at least on stage in about a minute and a half, and then we raised that money. Then immediately, I sold my company, Matt left his company and we just focused on this to do as much as we could because the lottery is about an $80 billion a year market just in the US, and about another $400 billion roughly that side of the US. It has not gone online the way it should’ve probably 10 years ago. That is our goal is just to take something that already exists, it’s a huge market, and we can bring that online to different people, different demographics, younger folks, and all of that.

In one way, it’s the most obvious and easiest thing that you could do, but it’s also one of the most difficult things because you’re dealing with states and regulations. You’re trying something that has never been tried before and everybody has resistance to that.

Jordan: You’re poking the bear, you’re essentially poking the bear. You do something, you’re like, “Well, you got to bring that back a little bit,” and no, try to do it- and then you got to go back to the drawing board and you’ve got to probably figure it out because, like you said, a lot of regulations and compliance are never a fun do deal with.

Tony: No, you’re right. We learned earlier on that it’s not enough to- we cannot be disruptive, meaning we cannot be-- If you remember Uber couple of years ago, six years ago, that they would just open up the market and they would just get market share and fight the battles that came along. We realized you cannot do that because, in lottery, the states own the game. It’s their games. It’s not like you’re going against the taxis which is another private company. It’s like these are their games.

What we did is we built relationships in those states. We started meeting lottery directors and the EGs and the governor’s offices. We said, “Look, we’re here to--” Our value prop was like, “We’re here to sell your product for you for free. You don’t have to do anything, that’s it.” We would have a legal opinion with [unintelligible 00:33:52] gaming attorneys submitted to them and then we would ask for a letter of compliance in return.

That gave us the clearance to go forward, but we realized this is a unique industry which is that you really have to-- You can’t be disruptive, you have to make friends and allies along the way. Again, we cannot afford to make an enemy ever and that’s worked out. Now, we’re in 12 states, I think we’ll be in another six by the end of this year, we’re expanding internationally into other types of games like sports betting and other types of games of chance. There you go.

Jordan: Love it. Man, when I think about your journey from 18 years old when you had that conversation, everything has been about taking risks. You took five risks, four of them didn’t work out, the fifth one did. Now, this is something that is going to be going international, like you said. Kudos to you for not giving up, but I think for everyone that’s going to watch this or hear this, there’re some lessons, very clear lessons that I can extract here.

For one, it’s definitely bet on yourself, take risks. The other one is about building contextual relationships with people because if you think back to your roles in IT world, that’s was the training ground for you to be able to have the wherewithal of how do I have these productive problem-solving conversations, and I’m sure you took those same skillsets into these local jurisdictions and the chambers of commerce and all these marketplaces that you wanted to get into. You stuck to your bread and butter things, but that’s what it’s all about, and having a compelling story to go along with it, it’s no reason why-- This is going to be wildly successful.

Tony: No, you’re completely right. I think I forgot the fact that- I started that IT company to focus on VCs because I knew eventually I would have the right thing, the right investible idea. Probably more than half of the seed money that we raised was from just my VC friends. They put it personally. They knew me, they believed in me, they knew I was an entrepreneur, and then when the right thing came along, they put in their own personal cash, not even from the funds.

It is really about- well, again, it’s not what you know, it’s who you know. You can go and know anybody and just deliver value to that person in whatever way that you can, and they’ll be a fan of you and they will want you to succeed. Eventually, you’re building up these goodwill points. These people really like you. Then at some point, you’ll have a reason to cash those in and ask for their help, and that’s how it’s worked out for me. It’s all about- it’s what you know and it’s who you know. You can go and meet anybody and know them. You also have to know a lot of stuff and you have to be able to execute that, that’s the two dynamics about everything.

Jordan: Guess. Reciprocity is almost a free lottery. You can always give info. You can always be nice to people. You can always do it. You don’t know when it’s going to come back or when you’re going to strike. When it comes back, man, it’s a beautiful thing because I’m a big believer that every good thing that you put out is going to be returned back to you. It may not be in a monetary sense. It may not be in a stuffed sense, but it’s going to come back in some form or fashion. It sounds like all of these seeds that you’ve been planting along the way are now starting to come to fruition. The harvest is starting to show up.

Tony: I completely agree. It costs nothing to be nice to everybody. It doesn’t cost you anything, but the benefits in the long-term are so significant. There’ve been so many times where I’ve met somebody, we’ve tried to do some type of deal and it didn’t work out for whatever reason, but I made them my friend, and then sometimes years later, they’ll say, “Hey, look, I just got this opportunity. You were my first thought. I want to put you in touch,” and then it works out and it could be a massive thing. That’s life, right? Just build friends, don’t have enemies, and it will all work out. As long as you’re continuing to do everything you can to be successful yourself, that’s how you win.

Jordan: Love it. I would love for you to share, I know we were talking a little off-air, you’ve got some exciting things coming up with Lottery.com, I’d love for you to share with the audience what’s going on behind the scenes for whatever that you’re able to share, and then I’ll make sure that we get everything linked in the show notes for the audience.

Tony: No, I appreciate that. I’ll say, we’re going through a DeSPAC process right now with Trident, TDAC is the ticker symbol on the NASDAQ. The audit process and the filing of the S4 has taken longer than anybody would have hoped, which I completely understand. I promise you, nobody’s more frustrated by this than me, but we just have to deal with accountants and auditors and lawyers. That’s just the process in a very changing world of the SEC’s guidance and what that means.

It’s just a process. We are going to go public. That’s really the message. This is going to happen. I share and understand everyone’s frustration, but this is going to happen. Hopefully, sometime in the very near future is that we will have a defined IPO date. We’ll go ring the bell at NASDAQ, it’s going to be amazing. This is really just the beginning. Our global vision is to be a marketplace for all types of games of chance, wherever you are on the planet. You come to our property, we check your location and your identity, and then we want to show you whatever game you’re legally allowed to play, and that’s the whole of it.

I appreciate everybody, all of our investors, it’s a little bit crazy. We have about 16,000 retail investors, which sort of blew my mind when we started with about 400 in November. We really do have this very strong retail base of people who believe that and just are holding and going through it. They understand the opportunity and that we’re going to be successful. For me, it’s on me to- everything we talked about, I just have to execute. I’ve put all the pieces in place and it’s just on me to make sure that it happens and do whatever I can to make it happen.

Jordan: Awesome, I’m very confident, brother, you’re going to achieve tons of success. I do have one final question that I’ve just been thinking about and the audience is going to get the answer to this. How much was the domain Lottery.com? Did you have to pay for it? You don’t have to share the number, but I’m going to say-

Tony: I’m happy to.

Jordan: -was it available and did you have to fight hard for it because-- I mean, did you get it in 2015, or was it even long before that?

Tony: It’s actually a really cool story. We started as AutoLotto, and I actually have an AutoLotto tattoo about right here, the old logo, right? We started in 2015. We were raising our Series A in 2017 and I had met a seed investor or an angel investor to put in there. In Miami, he put in some cash, and then he said, “Look, I know the owner of Lottery.com.” Immediately, from Miami I flew to LA and I met with the owner of Lottery.com. It turned out that he had bought it in about 2006 for, I’ll say, well north of $10 million in 2006.

His goal, initially, was to do what we’re doing now, which is to allow people to actually play the lottery in a legal way, but 2006, that was very difficult. He sort of just abandoned that idea and he just held on to the domain and the website for about 10 years. When we met him in 2017, when we looked at the website, it looked like it was designed in 2006 because it was and it did not change at all. Then I just sat down with him and I told him the vision which is, “We want to be synonymous with the lottery.” When you think of lottery, you think of us.

We just want to be everywhere, whether you’re just checking the results or you’re playing a game or you’re getting into whatever you’re getting into, we want to be that and we think we have the opportunity to actually be that platform. Long story short is, he invested cash into our Series A, and then he contributed the domain on top of that. In a way, we got paid to take the domain which was cool.

Jordan: That’s incredible, but again, folks, for everyone that’s watching or that’s going to hear this, it went back to building a relationship, it went back into sharing the vision, telling a story and getting someone to buy in.

Tony: Absolutely.

Jordan: What an incredible story. I appreciate you giving us that access and sharing that because that’s going to show a lot of people that sometimes, it’s just about being patient, asking the right questions and you never get anything if you don’t ask for it, folks. Having this conversation with you, Tony, I think you’ve proven that sometimes it’s just about asking.

Tony: It is, it is, and entrepreneurship is a long road, but you have to start walking or you’re never going to get anywhere. Just start, just go, and what you think you can accomplish in one year doesn’t matter, but if you just do it for five years, you’ll be so far ahead of where you could even imagine. I encourage everybody to just go be an entrepreneur. Don’t leave your job, by the way. I’m just saying. Go do it, go be it, and the time will be right for you to move on to the next level. That’s it.

Jordan: The only thing I’ll add to that is, what he’s talking about, folks, saying, “Go do it” is become a practitioner. Get good, master that, whatever that craft is you have, whether it’s video or IT work or sales, get really good at it, fail a bunch, share it with people, put people through it, and that’s how you’re going to prove to yourself that you can do it. Because, if you do not put in those reps, doesn’t matter what you want to go set out to do, you’re not going to accomplish it.

Tony: 100%, completely agree.

Jordan: Well, hey, thank you so much, Tony, for coming on the Blaze Your Own Trail Podcast. You’re a true trailblazer. We’re going to make sure we get a lottery.com and all your info in the show notes for everybody, so they can connect with you further.

Tony: Fantastic. Thanks for having me, Jordan, I really appreciate it.

Jordan: Thank you.